Exhibit 99.1

TransAlta Updates Shareholders on Hearing Process

CALGARY, April 15, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today updated shareholders regarding the private proceedings sought to be commenced by dissident shareholder Mangrove Partners before the Ontario Securities Commission ("OSC") and Alberta Securities Commission ("ASC").

This morning, the OSC heard submissions from the parties on whether it should remain involved in these proceedings, or whether it should defer to the ASC as TransAlta's principal regulator.  The OSC elected to decline to assert jurisdiction and will not be involved in these proceedings any further.

The next step in the proceedings is for Mangrove to seek leave (i.e., permission) from the ASC to pursue its complaints against TransAlta. The ASC will consider Mangrove's request for leave this week, with an oral decision scheduled to be issued by the ASC on April 18, 2019, at 3:00 pm MT in Calgary, Alberta.

TransAlta will oppose Mangrove's efforts to obtain leave and, if leave is granted, will vigorously contest the merits of Mangrove's complaints. It is important for shareholders to understand that these proceedings have not been commenced by staff of the ASC or OSC but are private proceedings sought to be pursued by Mangrove.

TransAlta's annual and special shareholders' meeting will proceed on April 26, 2019 in Calgary, Alberta.

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the proceedings before the ASC, including the timing for the oral decisions to be issued by the ASC; the timing, business and anticipated outcomes at the 2019 shareholders' meeting, including as a result of actions by Mangrove/Bluescape; and the nature, timing and impact of existing or potential legal actions or regulatory proceedings, including those initiated by Mangrove. . These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the Company's ability to successfully defend against existing or potential legal actions or regulatory proceedings; the closing of the Brookfield investment and other risks to the Brookfield investment not materializing and no significant changes to regulatory, securities, credit or market environments. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the shareholders' meeting and the Brookfield investment and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/15/c2565.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:36e 15-APR-19